1051284

3-7-02

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

02012128

FORM 6-K

RECD S.E.C
MAR 7 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 7, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

RECEIVED TIMEMAR. 7. 2:22PM PRINT TIMEMAR. 7. 2:28PM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: March 7, 2002

By: ______________________

Name: Lee Greenbury
Title: Secretary

RECEIVED TIMEMAR. 7. 2:22PM PRINT TIMEMAR. 7. 2:28PM

For Immediate Release 7 March 2002

PROVALIS PLC
Interim Results for the six months ended 31 December 2001

Provalis plc (LSE: PRO; NASDAQ: PVLS), the healthcare group, has pleasure in reporting its interim results for the six months ended 31 December 2001.

KEY HIGHLIGHTS

- Group sales advanced 3% to £3.7 million; (December 2000, £3.6 million); gross profit increased by 20% to £1.8 million (December 2000, £1.5 million)
- Group loss for the first half increased to £2.9 million (December 2000, £2.1 million) following an increase in R&D spend, particularly in Medical Diagnostics, to £2.0 million (December 2000, £1.4 million) and additional investment of £0.6 million in sales and marketing costs by Healthcare
- Glycosal® granted CLIA waiver approval and prescription home use from US FDA, renewed NGSP approval and key US patent
- Agreement signed with Takeda Pharmaceuticals for use of Glycosal in the UK
- Diclomax® range of products acquired for Healthcare from Pfizer Inc for £14.5 million; Sales of Diclomax Products in December and January, the first two months since acquisition, were £1.2 million
- New manufacturing and warehousing facility opened ready to receive Diclomax and expand Glycosal manufacturing
- Cash reserves at £3.8 million, including £1.5 million security deposit paid to Pfizer in December 2001 and due for return, with interest, to Provalis on 1 April 2002. Operational cash burn for the period £0.3 million per month (December 2000, £0.5 million per month)
- Group into net profit pre-R&D for December 2001 and this continued in January 2002
- January 2002 Group sales £1.1 million, with a further increase in operational profitability

Phil Gould, Chief Executive of Provalis said, "This has been a highly productive first half year for Provalis. Following a series of important regulatory approvals for Glycosal®, our diabetes diagnostic product, in late 2001, Provalis has a leading position in diabetes A1c testing at the point of care. Glycosal is now on sale in over 40 countries and further distributors are being identified to target the enhanced market opportunities resulting from these regulatory approvals. In addition, our new prescription home use product, code named G5, is in the final stages of development and is attracting interest from major parties.

Good progress has also been made in the building of our Healthcare business, particularly with the £14.5m acquisition of the Diclomax® Products from Pfizer. The transfer of these products to Provalis has gone well, with the sales profile looking promising, and sales in line with expectation at £1.2m over December and January. Sales of Diclomax are expected to contribute strongly to the Group's performance in the second half of the year.

We look forward to achieving sustained operating profits, with well financed R&D programmes driving product development, particularly of Micro-G - an A1c diabetes testing product for home use to be sold over the counter at pharmacies - which is to be derived from the technology used in Glycosal."

RECEIVED TIMEMAR. 7. 10:48AM PRINT TIMEMAR. 7. 10:54AM

For further information:-

Dr Phil Gould, Provalis plc, Tel: 01244 833463
Mr Neil Kirkby, Provalis plc, Tel: 01244 833552
Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Provalis' Internet Website ; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

Notes to Editors

Provalis plc (LSE.PRO and NASDAQ.PVLS) is a healthcare company with three separate divisions:-

Medical Diagnostics – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

Healthcare – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division sells products in the areas of muscular-skeletal disorders, gastroenterology, osteoporosis, migraine and dermatology.

Therapeutics R&D – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

Overview

The first half of this financial year saw progress for the Group, particularly in achieving key product registrations for the Company's Glycosal® product and the acquisition of a major product, Diclomax® , for the Healthcare division. This period also saw significant investments in the operating base of the Company, with the completion of a £1 million investment in a new manufacturing and warehousing facility and a £0.6 million investment in expanding the sales and marketing infrastructure of the Healthcare division.

During the period, the Group completed the acquisition from Parke Davis of the Diclomax range of products for the Healthcare division. The acquisition - at £14.5 million the largest in the Group's history - should double the Healthcare division's turnover, as well as leading the Group towards profitability. The Diclomax Products have been successfully sold in the UK market for a number of years, and the acquisition was in accordance with the Group's strategy of acquiring products both to give revenue growth and to make significant future cash contributions. The payback period of the Diclomax Products to the Group should be approximately 3½ years, with significant cash contribution anticipated from mid 2005.

Group sales for the first half rose to £3.7 million, with a significant increase in like for like sales in the Healthcare division. Turnover in each of the operating divisions was affected by factors that are described below, but which are not expected to influence the second half sales for the Group, given the growing contribution from the Diclomax Products and the further market penetration and sales of Glycosal.

Despite the significant initial payment of £1.9 million to Parke Davis for the Diclomax Products, the Group still ended the half year with £3.8 million cash (including a £1.5 million security deposit paid to Parke Davis in December 2001 and due for return, with interest, on 1 April 2002). Average cash burn through the period, despite the significantly increased activity in each division, averaged only £0.3 million per month. With the first profit from the Diclomax Products earned in December 2001, the Group moved into monthly operating profit (before R&D costs), and this was repeated in January 2002.

Medical Diagnostics

The last period was a busy one for the Medical Diagnostics division. The division achieved further significant regulatory approvals, intellectual property grants and third party technical certification for Glycosal, the Company's novel glycated haemoglobin (A1c) diabetes diagnostic test. A1c is widely recognised as the preferred indicator for long-term diabetes management.

Glycosal was granted two important clearances by the US Food and Drug Administration in the last period. Firstly, the CLIA waiver was received, which extended the US market considerably as it means that any doctor, nurse, pharmacist or other healthcare professional, at any location in the US, can now use Glycosal. Secondly, clearance was given for prescription home use of the product, meaning that Glycosal can now also be prescribed by any doctor in the US for home use by any person with diabetes. There are currently around 10 million people diagnosed with diabetes in the US.

In addition, a key US patent was granted during the last period, covering both the Glycosal test cartridge and instrument.

Glycosal is the first A1c test to receive full CLIA waiver, prescription home use and a full assay Quality Registration from the US National Glycohaemoglobin Standardisation Program (NGSP). Indeed, in December 2001, the product was re-reviewed by the NGSP and re-certified for use. Together these make Glycosal unique in the US market and the Company, through its distributors, is now well placed to take full advantage of the new opportunities presented in the US.

Sales by Medical Diagnostics in the first half were £0.4 million, lower than over the same period last year (£0.6 million). This appears disappointing, however sales were influenced by timing issues surrounding CLIA waiver and the changing of the distribution strategy to become more fully 'point of care' focused. Sales of Glycosal pre-CLIA waiver (the first four months of the period) were essentially the same as last year, but were affected by the division's limitation on production capacity. Manufacture for Bio-Rad in November and December was held prior to packaging in CLIA waiver format and was not recorded as sales. Products with a sales value of £0.14 million will be booked as sales in the second half as Bio-Rad calls off the product. Following the grant of CLIA waiver, Bio-Rad is now increasing its promotional activities significantly, and shipments to Bio-Rad began again in January 2002, with the division recording turnover of £0.2 million in that month.

To meet the anticipated market demand for Glycosal, the Company has now leased a new building in Deeside, North Wales, to provide a dedicated diagnostics manufacturing suite and expanded warehousing. The manufacturing suite accommodates a new automated filling and assembly line for the Glycosal cartridges. The equipment came on stream in January 2002. The suite will also house the pilot plant for Provalis' new diabetes diagnostic product codenamed 'G5'. Arrangements have been made to expand production of plastic mouldings at the European supplier of Glycosal test cartridges, and to move the manufacture of the Glycosal instrument to China, thereby significantly increasing the available volume of supply of instruments and improving the Group's margin.

Drew Scientific, which also distributes Glycosal for Provalis in certain countries around the world, agreed that its distribution agreement be modified to remove a large number of countries. The division is reviewing its options for replacement distributors, particularly in the US and Europe, to ensure penetration of the product to all segments of the point of care market. The Company anticipates announcing these new distributors in the second half of the financial year.

The Group is also beginning to sell Glycosal directly through its own sales team in the UK. This led directly to the recently announced theranostic agreement, under which Takeda Pharmaceuticals will use Glycosal in a diabetes management support programme in the UK.

Healthcare

Sales by the Healthcare division were 15 per cent. ahead overall on the same period last year at £3.1 million. Turnover was held back slightly by a short term reduction in sales of bulk diclofenac to Parke Davis pending the acquisition of the Diclomax Products. The division's established promoted product range made good progress in the first half, with sales up 19 per cent., due in particular to notable contributions from Calceos®, Clotam Rapid® and Ursofalk®. The first half also saw the first contribution from the Diclomax Products, which the Healthcare division began selling on 3 December 2001.

Since the end of the half-year, sales in the division have been strong, with the Diclomax Products selling in line with expectations following a smooth transfer of the selling and supply process from Parke Davis.

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The division's new prescription product Pennsaid® , launched during March 2001, generated sales of £0.1 million in the first half. The division continues to build the brand for this exciting and novel product. Pennsaid has now been comprehensively detailed to, and sampled into, GPs and the division is pursuing entry to formularies to allow more extensive prescribing. However, uptake has been slower than expected, despite significant interest in the product, with physicians wishing to sample the product extensively and prescribe it for acute use, rather than progressing chronic patients to the product immediately. Dimethaid is supporting Provalis by providing additional supplies of samples and conducting Phase IV marketing studies in the chronic use setting.

Identification and discussions relating to the acquisition of further products to augment Provalis Healthcare's portfolio continue.

Therapeutics R&D

The Therapeutics R&D division continues to make progress focused on the research and development of novel protein antigen based vaccines for serious infectious diseases. Work in the period centred on the pre-clinical development of the Group's exciting set of novel antigens, and in particular of the *Streptococcus pneumoniae* and Group B *Streptococcus* vaccine candidates.

Provalis continues to develop value from its previous R&D enterprises. A speciality US formulation and manufacturing business recently exercised an option to acquire Provalis' HALO™ and Capricorn™ drug delivery technologies, with Provalis receiving payments related to this exercise. Also, an option agreement has been completed relating to the Group's anticancer candidates.

Conclusion

Provalis had a successful first half to the financial year, gaining regulatory approvals and patent grants for its own products and licensing and acquiring further products for commercial sale. At the same time, the Group invested significantly in its sales and marketing infrastructure, outsourced some aspects of manufacturing to improve margins, opened a new Deeside manufacturing facility to support its operating divisions and continued its research and development activities.

In the second half of the year, the Group anticipates growing sales in its Healthcare division led by Diclomax and beginning to realise the potential presented by the CLIA waiver to increase sales of Glycosal and establish the product firmly with US healthcare professionals.

Finally, the Group looks forward to achieving sustained operating profits, with well financed R&D programmes driving medium and long-term product development for the Group, particularly in the Medical Diagnostics division.

Phil Gould Ph.D
Chief Executive Officer

Frank Harding
Chairman

RECEIVED TIMEMAR. 7. 10:48AM PRINT TIMEMAR. 7. 10:53AM

Consolidated Profit and Loss Account
For the six months ended 31 December 2001

	Notes	*6 months ended 31 Dec 2001 (Unaudited) £'m*	*6 months ended 31 Dec 2000 (Unaudited) £'m*	*Before Exceptional Item Year ended 30 June 2001 (Audited) £'m*	*Exceptional Item Year ended 30 June 2001 (see Note 4) (Audited) £'m*	*Year ended 30 June 2001 (Audited) £'m*
Turnover	1	**3.7**	3.6	7.8	-	7.8
Cost of sales		**(1.9)**	(2.1)	(4.7)	-	(4.7)
Gross profit		**1.8**	1.5	3.1	-	3.1
Selling and distribution expenses		**(1.6)**	(1.0)	(2.6)	-	(2.6)
General and administration costs	3	**(1.5)**	(1.6)	(3.2)	0.8	(2.4)
Research and development costs		**(2.0)**	(1.4)	(3.3)	-	(3.3)
Operating loss		**(3.3)**	(2.5)	(6.0)	0.8	(5.2)
Interest receivable		**0.1**	0.2	0.5	-	0.5
Loss on ordinary activities before taxation	1	**(3.2)**	(2.3)	(5.5)	0.8	(4.7)
Taxation	2	**0.3**	0.2	0.3	-	0.3
Loss for the period		**(2.9)**	(2.1)	(5.2)	0.8	(4.4)
Loss per ordinary share – basic	5	**(1.2p)**	(1.0p)			(2.0p)

All activities derive from continuing operations.

The Group has no recognised gains and losses other than the losses above and, therefore, no separate statement of total recognised gains and losses has been presented.

The accompanying notes are an integral part of this Consolidated Profit and Loss Account.

Reconciliation of Movements in Shareholders' Funds
For the six months ended 31 December 2001

	6 months ended 31 December 2001 (Unaudited) £'m	*6 months ended 31 December 2000 (Unaudited) £'m*	*Year ended 30 June 2001 (Audited) £'m*
Shareholders' funds at the start of the period	**10.6**	4.2	4.2
Share capital issued	-	11.5	11.5
Share issue costs	-	(0.7)	(0.7)
Loss for the period	**(2.9)**	(2.1)	(4.4)
Shareholders' funds at the end of the period	**7.7**	12.9	10.6

The accompanying notes are an integral part of this Reconciliation of Movements in Shareholders' Funds.

RECEIVED TIMEMAR. 7. 10:48AM PRINT TIMEMAR. 7. 10:53AM

Consolidated Balance Sheet
At 31 December 2001

	Notes	*31 December 2001 (Unaudited) £'m*	*31 December 2000 (Unaudited) £'m*	*30 June 2001 (Audited) £'m*
Fixed assets				
Intangible assets	3	15.2	-	0.5
Tangible assets		1.6	1.0	1.2
Investments – restricted deposits	6	4.5	9.8	7.1
		21.3	10.8	8.8
Current assets				
Stocks		1.5	0.8	0.8
Debtors	3	4.0	2.1	2.8
Cash at bank and in hand		2.3	12.3	8.7
		7.8	15.2	12.3
Creditors: Amounts falling due within one year		(8.1)	(3.1)	(3.3)
Net current (liabilities) assets		(0.3)	12.1	9.0
Total assets less current liabilities		21.0	22.9	17.8
Creditors: Amounts falling due after more than one year		(8.8)	(0.2)	(0.1)
Provisions for liabilities and charges	6	(4.5)	(9.8)	(7.1)
		(13.3)	(10.0)	(7.2)
Net assets	1	7.7	12.9	10.6
Capital and reserves				
Called-up share capital	7	2.3	2.3	2.3
Share premium account	7	15.0	15.0	15.0
Merger reserve	7	96.3	96.3	96.3
Profit and loss account	7	(105.9)	(100.7)	(103.0)
Equity shareholders' funds	7	7.7	12.9	10.6

The accompanying notes are an integral part of this Consolidated Balance Sheet.

Consolidated Cash Flow Statement
For the six months ended 31 December 2001

	Notes	*6 months ended 31 December 2001 (Unaudited) £'m*	*6 months ended 31 December 2000 (Unaudited) £'m*	*Year ended 30 June 2001 (Audited) £'m*
Net cash outflow from operating activities	8a	**(2.0)**	(3.1)	(6.0)
Returns on investments and servicing of finance				
Interest received		**0.1**	0.2	0.5
Capital expenditure and financial investment				
Purchase of intangible fixed assets	3	**(2.3)**	-	(0.5)
Purchase of tangible fixed assets		**(0.5)**	(0.1)	(0.5)
Security deposit	3	**(1.5)**	-	-
Net cash outflow from capital expenditure and financial investment		**(4.3)**	(0.1)	(1.0)
Net cash outflow before management of liquid resources and financing		**(6.2)**	(3.0)	(6.5)
Management of liquid resources				
Decrease (increase) in short term deposits	8	**7.0**	(7.5)	(4.0)
Financing				
Issue of ordinary shares		-	11.5	11.5
Share issue costs		-	(0.7)	(0.7)
Unsecured loan repayments		**(0.2)**	(0.1)	(0.2)
Net cash (outflow) inflow from financing		**(0.2)**	10.7	10.6
Increase in cash	8	**0.6**	0.2	0.1

The accompanying notes are an integral part of this Consolidated Cash Flow Statement.

Notes to Accounts
For the six months ended 31 December 2001

1. Segmental analysis by class of business

The analysis by class of business of the group's turnover, profit/(loss) on ordinary activities before taxation and net assets/(liabilities) is set out below:

	6 months ended 31 December 2001 (Unaudited)	*6 months ended 31 December 2000 (Unaudited)*	*Year ended 30 June 2001 (Audited)*
	£'m	*£'m*	*£'m*
Turnover			
– Medical Diagnostics	0.4	0.6	1.3
– Healthcare	3.1	2.7	6.2
– Therapeutics R&D	0.2	0.3	0.3
	3.7	3.6	7.8

	6 months ended 31 December 2001 (Unaudited)	*6 months ended 31 December 2000 (Unaudited)*	*Year ended 30 June 2001 (Audited)*
	£'m	*£'m*	*£'m*
Profit (loss) on ordinary activities before taxation			
- Medical Diagnostics	(1.7)	(0.8)	(2.4)
- Healthcare	0.1	0.1	0.2
- Therapeutics R&D	(0.8)	(0.8)	(1.7)
- Common costs	(0.9)	(1.0)	(2.1)
- Net interest receivable	0.1	0.2	0.5
	(3.2)	(2.3)	(5.5)
Exceptional items	-	-	0.8
	(3.2)	(2.3)	(4.7)

	31 December 2001 (Unaudited)	*31 December 2000 (Unaudited)*	*30 June 2001 (Audited)*
Net assets (liabilities)	*£'m*	*£'m*	*£'m*
– Medical Diagnostics	-	0.9	-
– Healthcare	5.1	2.0	1.5
– Therapeutics R&D	-	(0.1)	0.4
	5.1	2.8	1.9
Unallocated common assets including cash and deposits	2.6	10.1	8.7
Net assets	7.7	12.9	10.6

2. Taxation

The tax credit represents a claim for refundable R&D tax credit.

3. Intangible assets

The increase in value of intangible assets reflects the total cost of acquisition of Diclomax from Parke Davis, a subsidiary of Pfizer, Inc., on 3 December 2001 for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of 10 years and the consolidated profit and loss account for the six months ended 31 December 2001 contains the first month's amortisation of £0.1m within the heading "General and administration costs".

The cash outflow associated with the acquisition of £2.3m is the payment of £1.9m on acquisition together with transaction costs of £0.4m. The remaining £12.6m of deferred acquisition cost is held within creditors and will be payable in weekly instalments over the next three years.

As part of the security for the payment of the deferred consideration, Provalis deposited £1.5m with Parke Davis on completion. This sum is shown within debtors and will be refunded, together with interest on 1 April 2002 unless there is an event of default before that date in which event Parke Davis may apply the amount towards satisfaction of the deferred liability.

4. Exceptional item

The exceptional item included in operating loss for the year ended 30 June 2001 relates to the release of an accrual for costs associated with the departure of a former Director.

5. Loss per share

The loss per share is based on the loss for the period of £2.9m (6 months ended 31 December 2000: £2.1m; full year 2001: £4.4m) and the weighted average number of ordinary shares in issue during the period of 234,360,181 (6 months ended 31 December 2000: 209,590,891; full year 2001: 221,620,393).

6. Restricted deposits

Restricted deposits relate to Research and Development (R&D) syndications. The deposits can only be used for the conduct of the contractual R&D or, in certain circumstances, in satisfaction of the Group's obligations to acquire third party interests in the syndications. A provision of equal amount is held in the balance sheet reflecting the Group's obligations to perform the R&D activities or acquire the third party interests.

7. Movements in equity shareholders' funds

	Called-up share capital £'m	*Share premium account £'m*	*Merger reserve £'m*	*Profit and loss account £'m*	*Total £'m*
Balance at 1 July 2001	2.3	15.0	96.3	(103.0)	10.6
Loss for the period	-	-	-	(2.9)	(2.9)
Balance at 31 December 2001	**2.3**	**15.0**	**96.3**	**(105.9)**	**7.7**

8. Cash flow information

(a) Reconciliation of operating loss to operating cash flows

	6 months ended 31 December 2001 (Unaudited) £'m	*6 months ended 31 December 2000 (Unaudited) £'m*	*Year ended 30 June 2001 (Audited) £'m*
Operating loss	**(3.3)**	(2.5)	(5.2)
Depreciation and impairment of tangible fixed assets	**0.1**	0.2	0.4
Amortisation of intangible fixed assets	**0.2**	-	-
Increase in stocks	**(0.7)**	-	-
Increase (decrease) in creditors	**1.0**	(0.8)	(0.6)
Decrease (increase) in debtors	**0.7**	-	(0.6)
Net cash outflow from operating activities	**(2.0)**	(3.1)	(6.0)

(b) Reconciliation of net cash flow to movements in net funds

	6 months ended 31 December 2001 (Unaudited) £'m	*6 months ended 31 December 2000 (Unaudited) £'m*	*Year ended 30 June 2001 (Audited) £'m*
Increase in cash in the period	**0.6**	0.2	0.1
Repayments of unsecured loan	**0.2**	0.1	0.2
Short term deposit	**(7.0)**	7.5	4.0
Movement in net funds in the period	**(6.2)**	7.8	4.3
Net funds at start of period	**8.3**	4.0	4.0
Net funds at end of period	**2.1**	11.8	8.3

c) Analysis of changes in net funds

	As at 1 July 2001 £'m	*Cashflow £'m*	***As at 31 December 2001 £'m***
Cash	0.7	0.6	**1.3**
Short term deposits	8.0	(7.0)	**1.0**
Cash and deposits	8.7	(6.4)	**2.3**
Unsecured loan due in under one year	(0.3)	0.1	**(0.2)**
Unsecured loan due in more than one year	(0.1)	0.1	**-**
Net funds	**8.3**	**(6.2)**	**2.1**
Security Deposit (note 3)			**1.5**
			3.6

Short term deposits have a maturity of more than 24 hours but less than 12 months. They are repayable on demand subject, in some instances, to the repayment of certain expenses. Cash includes cash in hand and deposits repayable on demand.

9. Nature of financial information

The interim figures for the six months ended 31 December 2001 have been independently reviewed by the auditors, but they, and those for the six months ended 31 December 2000, are unaudited.

The financial information set out herein does not comprise full accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the year ended 30 June 2001 are extracted from the audited accounts for that year, which have been filed with the Registrar of Companies. The auditor's report on those audited accounts was unqualified and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.

The interim report has been prepared on the basis of the accounting policies set out in the most recent set of annual financial statements.

INDEPENDENT REVIEW REPORT TO PROVALIS PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 31 December 2001 which comprises a consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, reconciliation of movements in shareholders' funds and related notes numbered 1 to 9. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2001.

Arthur Andersen
Chartered Accountants
Bank House
9 Charlotte Street
Manchester
M1 4EU

7 March 2002

END